**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

May 7, 2019

_____

In the Matter of

PowerComm Holdings Inc.
3429 Ramsgate Terrace
Alexandria, VA 22309

File No. 333-218737

_____

                                **ORDER DECLARING THE REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

PowerComm Holdings Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

PowerComm Holdings Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 7, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary